

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

<u>**Via U.S. Mail and Fax**</u>

Mr. Timothy T. Yates
Chief Financial Officer
Monster Worldwide, Inc.
622 Third Avenue
New York, NY 10017

RE: Monster Worldwide, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 24, 2010

Definitive Proxy Materials on Schedule 14A
Filed April 28, 2010
File No. 1-34209

Supplemental Response Provided on June 30, 2010

Dear Mr.Yates:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Materials
Summary Compensation Table

1.   We note your response to prior comment five in our comment letter dated June 18, 2010, particularly your final sentence. Please confirm that in future filings when

awarding discretionary non-cash bonuses in the same manner as was done in the past, you will include such amounts in the Bonus column of your Summary Compensation Table pursuant to Item 402(c)(2)(iv) of Regulation S-K.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any questions.

Sincerely,

Larry Spirgel
Assistant Director